
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 15, 2005
Date of report (date of earliest event reported)


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On March 15, 2005, MGE Energy, Inc. (the Company) issued a press release announcing its fourth-quarter 2004 earnings. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being filed separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been filed by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:

   Not applicable.

(b) Pro forma financial information:

   Not applicable.

(c) Exhibits: The following exhibit(s) is included with this report:

   Exhibit No. 99.1 - Press release of MGE Energy, Inc., issued on March 15, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: March 15, 2005

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated March 15, 2005

Exhibit No. 99.1 - Press release of MGE Energy, Inc., issued on March 15, 2005.

EXHIBIT 99.1

NEWS

Contact: Steve Kraus, (608) 252-7907

MGE Energy Reports Earnings Results

Madison, Wisconsin, March 15, 2005—MGE Energy, Inc. (Nasdaq: MGEE) reported net income of $5.1 million, or $0.25 per share, for the quarter ended December 31, 2004, compared to $5.3 million, or $0.29 per share, the previous year. In 2004, MGE Energy reported net income of $33.8 million, or $1.77 per share, compared to $30.6 million, or $1.71 per share, in 2003.

Three Months Ended December 31, 2004

MGE Energy's operations primarily reflect its utility subsidiary, Madison Gas and Electric Company (MGE). Electric revenues were up $5.1 million in the fourth quarter partially due to increased retail sales while gas revenues were up $9.1 million mostly due to significantly higher gas commodity costs.

Operations and maintenance expenses in total were up $0.4 million. Key factors contributing to the higher operations costs included additional professional fees related to Sarbanes Oxley, higher transmission expenses, and higher production costs. These increases were offset by lower distribution costs.

Depreciation expense increased $0.7 million. This increase is related to higher levels of gross property, plant and equipment at both the electric and gas segments.

Interest expense was down $0.1 million due to lower levels of long-term and short-term debt.

Twelve Months Ended December 31, 2004

In 2004, electric revenues increased $8.6 million, while gas revenues rose $12.0 million. Additionally, there was a $1.7 million increase in other revenues. The increase in electric revenues is partially attributable to an increase in retail sales. Gas revenues were up due to significantly higher gas commodity costs. The gas commodity costs were slightly offset by lower retail natural gas deliveries as a result of fewer heating degree days in 2004.

Fuel used for electric generation increased $2.0 million, and purchased power costs were up $2.5 million. Fuel used for electric generation was up due to an increase in the electric generation at MGE's baseload plants while a rise in the cost of natural gas drove up fuel and purchased power costs.

Operations and maintenance expenses increased in total $3.5 million. Key factors contributing to this increase included: fees related to Sarbanes Oxley ($2.6 million); distribution expense($0.7 million); and electric maintenance expenses ($0.4 million).

Depreciation expense increased $1.6 million. As stated earlier, this is due to higher levels of gross property, plant, and equipment at both the electric and gas segments.

Lower levels of long-term and short-term debt outstanding during the third and fourth quarter reduced MGE's interest expense by $0.4 million.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to nearly 134,000 customers in Dane County and purchases and distributes natural gas to nearly 133,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

MGE Energy, Inc.

(In thousands, except per-share amounts)

	2004	2003
Three Months Ended December 31		
Operating revenue	$117,346	$103,497
Operating income	$10,833	$12,077
Net income	$5,114	$5,324
Earnings per share (basic and diluted)	$0.25	$0.29
Average shares outstanding (basic and diluted)	20,299	18,194
Twelve Months Ended December 31		
Operating revenue	$424,881	$402,570
Operating income	$61,953	$60,854
Net income	$33,840	$30,640
Earnings per share (basic and diluted)	$1.77	$1.71
Average shares outstanding (basic and diluted)	19,119	17,894

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